Caledonia Mining Reports Second Quarter 2012 Operating and Financial Results and Notification of Management Conference Call
Toronto, Ontario – August 14, 2012: Caledonia Mining Corporation (the “Company”) (TSX: CAL, OTCQX: CALVF, AIM: CMCL) is pleased to announce its operating and financial results for the second quarter 2012 (“Q2” or the “Quarter”), which are reported below in Canadian dollars unless otherwise indicated.

Operational Highlights

•
Gold produced at the Blanket Mine in Zimbabwe in Q2 was 11,560 ounces, 26% higher than the 9,164 ounces produced in the quarter ended March 31, 2012 (the “preceding quarter”) and 41% higher than the 8,226 ounces produced in Q2 of 2011 (the “comparable quarter”).

•
The increase in gold production in Q2 was due to the completion of scheduled maintenance on the winding portion of both compartments of No. 4 Shaft which was completed in early May and progressively allowed an increase in the daily available hoisting time.

•	Average gold recovery during the Quarter increased to 93.9%, compared to 93.2% in the preceding quarter.

•
Blanket’s cash operating costs in the Quarter decreased to US$547 per ounce of gold produced from US$648 in the preceding quarter and US$585 in the comparable quarter.  The decrease in cash costs was due to the higher gold production during the Quarter and the non-recurrence of certain costs which temporarily increased the average cost per ounce in the preceding quarter.

•	Gold production in July 2012 was 4,708 ounces.

Financial Highlights

•
Gold Sales during the Quarter were 11,560 ounces at an average sales price of US$1,599 per ounce compared to 10,368 ounces at an average sales price of US$1,688 in the preceding quarter and 8,226 ounces at an average sales price of US$1,512 in the comparable quarter.

•
Gross Profit for the Quarter (i.e. after depreciation and amortization but before administrative expenses) was $10,067,000 compared to $8,996,000 in the preceding quarter and $5,593,000 in the comparable quarter.

•
Net profit after tax for the Quarter was $5,497,000 compared to $7,111,000 in the preceding quarter and $2,874,000 in the comparable quarter.  Net profit in the Quarter was reduced by the payment of a US$1 million donation to the Gwanda Community Share Ownership Trust in terms of the Indigenisation Agreements signed by Blanket Mine, and by the increase in second quarter tax payments to the Zimbabwean Revenue Authority.

•
Basic earnings per share for the Quarter were 1.1 cents per share, compared to 1.4 cents in the preceding quarter and 0.6 cents in the comparable quarter.  Basic earnings per share for the first half of the year were 2.5 cents compared to 0.9 cents in the six months to June 30, 2011.

•	At June 30, 2012 the Corporation had cash and cash equivalents of $18,323,000 compared to $16,288,000 at March 31, 2012 and $2,612,000 at June 30, 2011.

•	Cash flow from operations in the six months to June 30, 2012 before capital investment was $11,195,000 compared to $7,346,000 in the six months to June 30, 2011.

•
During the Quarter Blanket made payments in respect of direct and indirect taxes, royalties, licence fees, levies and other payments to the Government of Zimbabwe totalling US$7,893,000 compared to US$3,282,000 in the preceding quarter and US$3,307,000 in the comparable quarter.  Payments in the Quarter include a donation of US$1 million to the Gwanda Community Share Ownership Trust and a payment of US$1.8 million which was made to the National Indigenisation Economic Empowerment Fund (“NIEEF”) in anticipation of an advance dividend arrangement against their right to receive dividends declared by Blanket on their proposed shareholding in Blanket.  Both the Community donation and the payment to NIEEF were made in terms of the implementation of indigenisation at Blanket Mine.

Nama Base Metals Project, Zambia

A News Release issued on August 9, 2012 sets out a summary of the drilling programme that has been completed which confirms the existence of the mineralised zone that was identified in 2011 and describes the further drilling work which has already commenced.

Indigenisation

Caledonia and Blanket have made considerable progress in implementing the Memorandum of Understanding (“MoU”) which was signed with the Government of Zimbabwe in February 2012 pursuant to which Indigenous Zimbabweans will acquire an effective 51% ownership of the Blanket Mine for a paid transactional value of US$30.09 million.  The various transaction documents have been signed and Blanket has now received its Certificate of Compliance from the Government of Zimbabwe.  Completion of the agreements is subject to a pending condition precedent being the approval of the Reserve Bank of Zimbabwe for the transactions contemplated in the MoU, underlying agreements and related transactions to give effect to the Indigenisation programme.

Commenting on Caledonia’s performance, Stefan Hayden, President and CEO, said: “The second quarter of 2012 showed a substantial improvement in gold production at the Blanket Mine in Zimbabwe.  Gold production in the quarter was 11,560 ounces – 26% higher than the preceding quarter and 41% higher than the second quarter of 2011.  Increased gold production, further improvements in gold recoveries and continued close attention to costs contributed to a reduction in average operating costs from US$648 per ounce of gold produced in the preceding quarter to US$547 per ounce of gold produced.  Higher production and lower costs contributed to the increase in gross profits. Gross profit for the Quarter was $10,067,000 compared to $8,996,000 in the preceding quarter, notwithstanding a 5% fall in the average realised price per ounce of gold sold.

The strong operating performance is a testament to the hard work of the management and employees at Blanket and shows the benefits of Caledonia’s recent investments in the Blanket Mine.

Caledonia and Blanket have made good progress on implementing indigenisation at Blanket Mine.  All of the transaction documents have been signed; we await only the final approval from the Reserve Bank of Zimbabwe so that all of the transactions can become unconditional. Once indigenisation has been fully implemented, Blanket, as a profitable and cash-generative gold producer,will be well-positioned to take advantage of opportunities that exist for further growth.

Work at the Nama base metals project in Zambia has continued and our ongoing drilling programme has identified a substantial new copper-bearing mineralised zone.  Further work has already commenced to identify the scale of this body.  Caledonia has sufficient cash resources on hand to continue this work as quickly as possible.”

Caution Regarding Forward Looking Statements:

Information included in this release constitutes forward-looking statements. There can be no assurance that future exploration will identify mineralisation that will prove to be economic, that anticipated metallurgical recoveries will be achieved, that future evaluation work will confirm the viability of deposits that may be identified or that required regulatory approvals will be obtained.

Caledonia management will host a conference call starting at 10.00 (EDT), 15.00 (GMT+1) on August 15, 2012.  Please dial-in 10 minutes beforehand and quote Caledonia as the conference call password.

Canadian Toll-free Number*: + 1 800 6080547
USA Toll-free Number*:+ 1 866 9665335
UK Toll-free Number*:+44 (0)8081090700
International Access Number: +44 (0)20 30032666

*If you are calling from a mobile phone your provider may charge you when connected to the toll-free numbers.

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited John Prior / Sebastian Jones Tel: + 44 20 7523 8350

NewgateThreadneedle Beth Harris / Josh Royston Tel: +44 20 7653 9850	CHF Investor Relations Stephanie Fitzgerald Tel : +1 416 868 1079 x 222 stephanie@chfir.com

Condensed Consolidated Statement of Comprehensive Income (unaudited) (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended June 30			For the 6 months ended June 30
	2012		2011	2012		2011
	$		$	$		$
			Restated 1			Restated1
Revenue		18,612	11,990		36,115	23,216
Royalty		(1,303)	(593)		(2,530)	(1,048)
Production costs		(6,318)	(5,171)		(12,762)	(10,121)
Amortization		(924)	(633)		(1,760)	(1,206)
Gross profit		10,067	5,593		19,063	10,841
Administrative expenses		(1,174)	(723)		(1,974)	(1,457)
Share-based payment		-	-			(1,102)
Donation to indigenous community		(1,006)	-		(1,006)	-
Foreign exchange (loss)/gain.		379	-		361	-
Results from operating activities		8,266	4,870		16,444	8,282
Finance expense		(35)	(24)		(81)	(179)
Profit before income tax		8,231	4,846		16,363	8,103
Income tax expense		(2,734)	(1,972)		(3,755)	(3,334)
Profit for the period		5,497	2,874		12,608	4,769
Profit/(loss) on foreign currency translation		619	(361)		(196)	(1,075)
Total comprehensive income for the period		6,116	2,513		12,412	3,694
Earnings per share (cents)
Basic		1.1	0.57		2.5	0.95
Diluted		1.1	0.56		2.5	0.93
Weighted average number of common shares outstanding (thousand)
Basic		505,774	500,313		503,147	500,241
Diluted		509,427	513,696		506,800	511,712

Note 1: The 2011 comparatives have been re-stated by re-allocating withholding taxes from Administrative Expenses to Income Tax expense.

Condensed Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For the 6 months ended June 30
	2012		2011
	$		$
Cash flows from operating activities
Profit for the period		12,608		4,769
Adjustments for:
Adjustments to reconcile net cash from operations		6,196		5,802
Changes in non-cash working capital		(955)		(512)
Indigenisation donation		(1,006)		-
Advance paid		(1,845)		-
Tax paid		(3,722)		(2,534)
Interest paid		(81)		(179)
Net cash from operating activities		11,195		7,346

Cash flows from investing activities
Property, plant and equipment additions		(2,779)		(5,171)

Cash flows from financing activities
Bank overdraft increase/(decrease)		(293)		1,675
Proceeds from shares issued		514		38
Net cash from (used in) financing activities		(221)		1,713

Net increase in cash and cash equivalents		8,637		3,888
Cash and cash equivalents at beginning of period		9,686		1,145
Cash and cash equivalents at end of period		18,323		5,033

Condensed Consolidated statements of Financial Position (unaudited)
(In thousands of Canadian dollars)	As at	June 30,	December 31,
		2012	2011
		$	$
Total non-current assets		35,483	34,248
Inventories		4,670	4,482
Prepayments		276	334
Trade and other receivables		4,586	3,652
Advance paid		1,845	-
Cash and cash equivalents		18,323	9,686
Total current assets		29,700	18,154
Total assets		65,183	52,402
Total non-current liabilities		7,863	7,822
Trade and other payables		4,242	3,841
Income taxes payable		-	295
Bank overdraft		138	430
Total liabilities		12,243	12,388
Capital and reserves		52,940	40,014
Total equity and liabilities		65,183	52,402